Exhibit 1

PRESS RELEASE	May 24, 2005

Syneron and Miracle Laser Establish Strategic Relationship and Announce SFDA Approval in China

Yokneam, Israel & Wuhan, China – May 24, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS) and its Chinese distributor, Miracle Laser, announced today that the State Food & Drug Administration (SFDA) of the People’s Republic of China has granted regulatory approval to sell Syneron’s products in China.

The SFDA approval is a significant milestone in Syneron’s penetration of one of the world’s largest aesthetic medical laser device markets. “The Chinese regulatory environment has matured in recent years to match the high quality expectations of the Chinese consumer,” noted Thomas Goslau, Syneron’s Director of Marketing & Sales for Asia-Pacific. “The SFDA approval firmly endorses and validates our products in the eyes of our customers, who must still deal with the numerous low-cost and non-approved foreign products that have flooded the Chinese market.”

The approval comes on the heels of Syneron and Miracle Laser signing a strategic partnership agreement to develop the Chinese market for Syneron’s elôs™ (Electro-Optical Synergy) product platforms. Ms. Vivian Peng, CEO of Miracle Laser added, “We are excited to have Syneron as a strategic partner in the Chinese market. Syneron’s strong record of efficacy and safety in Asia, backed by SFDA approval, will support and energize our aggressive and combined effort to rapidly penetrate the market.”

“Miracle has demonstrated itself to be the most powerful company in China for the distribution of innovative high-end light technologies for aesthetic medicine,” commented Shimon Eckhouse, Syneron’s chairman and inventor of the elôs and IPL technologies. “Their reputation for outstanding customer support matches our ‘Ultimate Customer Care’ philosophy and we are proud to have them on board.”

The Syneron platforms are based on Syneron’s proprietary elôs technology, which combines optical energy and electrical energy (bi-polar radio frequency) to enable a wide range of highly efficient, safe and cost-effective medical aesthetic treatments on all skin types.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of bi-polar radio frequency and light. The Company’s innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

About Miracle
Miracle Laser was founded in 1992 with its corporate headquarters in Wuhan, the Optical Valley of China. The company manufactures and distributes light-based medical and aesthetic devices and offers technical service and clinical support to the practitioners who are mainly in China. Following the concept of “Creating Value for Customers”, Miracle Laser has become the leading light-based medical devices distributor and manufacturer in China with a splendid medical laser/IPL installation base of more than 6,000 units.

For more information, please contact:

Syneron Medical (HK) Ltd.	Miracle Laser Systems Co., Ltd.
Thomas Goslau, Managing Director	Vivian Peng, CEO
Hong Kong	Wuhan, China
+852-2593-1303	+86-27-8780 1339
tomg@syneron.com	vivianp@miraclelaser.com

Syneron, the Syneron logo, elôs, Comet, and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elôs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.